Nicole C. Brookshire

T: +1 617 937 2357

nbrookshire@cooley.com

June 20, 2014

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Barbara C. Jacobs

Gabriel Eckstein

RE: Alarm.com Holdings Inc.

Ladies and Gentlemen:

On behalf of Alarm.com Holdings, Inc. (the “Company”), we are transmitting Confidential Draft Submission No. 2 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”). We are also sending a hard copy of this letter and the Amendment, including a version that is marked to show changes to the Registration Statement submitted to the U.S. Securities and Exchange Commission (the “Commission”) on May 14, 2014, to the staff of the Division of Corporation Finance (the “Staff”), in care of Mr. Eckstein.

The Amendment is being filed in response to comments received from the Staff by letter dated June 10, 2014 (the “Comment Letter”) and supplementally by telephonic discussion with Mr. Eckstein on the evening of June 12, 2014 (together with the Comment Letter, the “Comments”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400    WWW.COOLEY.COM

U.S. Securities and Exchange Commission
Attn:	Barbara C. Jacobs Gabriel Eckstein
June 20, 2014 Page Two

Response:

The Company acknowledges the Staff’s comment and will supplementally provide the Staff such written communications to the extent applicable. The Company does not anticipate that any research reports will be published or distributed by any broker or dealer participating in its offering in reliance on Section 2(a)(3) of the Securities Act; however, if such research reports are published or distributed, the Company will provide such research reports to the Staff.

2.	We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response:

The Company acknowledges the Staff’s comment and will supplementally provide the Staff its anticipated price range for the offering as soon as it becomes available. With respect to the other material information appearing blank in the document, the Company intends to complete such information in a pre-effective amendment to the Registration Statement to be filed prior to the distribution of preliminary prospectuses.

Prospectus Summary

3.	It appears that a small number of your significant shareholders will be able to exert significant influence or control over your operations. Please provide disclosure of the ownership concentration in an appropriate place in your Summary and include a risk factor highlighting the effects of such ownership on your operations, business strategy, and other matters requiring shareholder approval.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 8 of the Amendment and references the Staff to the disclosure on page 41 of the Amendment where the Company has articulated what it believes are the most material risks relative to the concentration of ownership held by certain of its stockholders.

Overview, page 1

4.	Please provide support for your claim of leadership in the first sentence and elsewhere in your prospectus. Also provide support for you statement:

•	On page 1 that you “have pioneered the development of technology that makes the connected home broadly accessible to consumers and fundamentally changes the way they interact with their homes and businesses”;

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400    WWW.COOLEY.COM

U.S. Securities and Exchange Commission
Attn:	Barbara C. Jacobs Gabriel Eckstein
June 20, 2014 Page Three

•	On page 1 that you are “the largest connected home platform”;

•	On page 2 that “most properties lack even basic automation and are still manually controlled”; and

•	On page 5 that your “addressable market is nearly every home and small business in the world.”

Response:

The Company acknowledges the Staff’s comment and has supplementally provided the Staff with the factual support for the indicated statements and has also revised the disclosure on pages 1, 55 and 90 of the Amendment.

5.	Regarding the industry data and other research you cite in your prospectus by Consumer Perspectives, Parks Associates, IDC, Juniper Research, World Energy Outlook, Gartner, Barnes Buchanan, and Telecommunication Development Bureau tell us whether any of those reports or surveys were prepared for your company or for the offering. Also, provide us with supplemental copies of the source of information that you cite and from which the data in the prospectus is extracted and mark the copies appropriately to designate the portion you rely upon and cross-reference them to the statements in the prospectus. Finally, revise your disclosure to include the date of all reports.

Response:

The Company acknowledges the Staff’s comment and has supplementally provided the Staff with the factual support for the indicated statements and has revised the disclosures on pages 2-6, 56-57, 91-97, and 105 of the Amendment to indicate the dates of the relevant articles and reports. Further, the Company advises the Staff that none of the reports were prepared for the Company or for this offering.

Market Opportunity, page 5

6.	You mention that the smart home controller penetration is “largely driven by the mass market adoption of connected home solutions.” Please clarify in the following sentence why you believe that the small business market will experience a similar adoption trend.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 95 of the Amendment. The Company advises the Staff that small business have many similarities with the residential market, including the relative size of the property, need for security, awareness and control of the property and the key benefits offered by a connected solution. In addition, many of the service providers servicing the residential market also serve the small business market. The Company believes the residential and small business market similarities will be reflected in the market adoption of connected solutions.

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400    WWW.COOLEY.COM

U.S. Securities and Exchange Commission
Attn:	Barbara C. Jacobs Gabriel Eckstein
June 20, 2014 Page Four

Summary Consolidated Financial and Other Data, page 13

7.	We note your disclosure on page 49 that the pro forma as adjusted capitalization includes the effects of a deemed dividend upon the conversion of the Series B and B-1 preferred stock, which will increase the net loss allocable to common stockholders in the calculation of pro form net loss per share. Please revise your pro forma net income per share and pro forma as adjusted balance sheet data disclosures to similarly reflect the deemed dividend and to quantify and describe the deemed dividend adjustment. Please similarly revise your disclosure related to pro forma net income per share presented on pages 54 and F-41.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosures on pages 48 and F-9 of the Amendment to eliminate references to the deemed dividend as the Series B and B-1 preferred stock adjustment is not deemed probable because the applicable provisions in the Company’s existing certificate of incorporation that enable the Series B and B-1 preferred stock to automatically increase their share ownership would not be triggered at the anticipated offering price.

Risk Factors

We receive a substantial portion of our revenue…, page 22

8.	We note your disclosure on page F-27 under Note 14 regarding the amount of revenue from your 10 largest and your two largest service providers. Please expand your risk factor to include this disclosure. In addition, tell us whether you have any agreements with these two providers, other than a license agreement as referenced below, and expand the disclosure where appropriate.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 21 of the Amendment. The Company advises the Staff that the Company has standard agreements with the service providers named on page 21 of the Amendment that include the terms and conditions otherwise described in such risk factor.

We have already incurred and expect to incur…, page 30

9.	Please expand or include a separate risk factor to disclose that your credit facility is secured by substantially all your assets, including your intellectual property.

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400    WWW.COOLEY.COM

U.S. Securities and Exchange Commission
Attn:	Barbara C. Jacobs Gabriel Eckstein
June 20, 2014 Page Five

Response:

The Company acknowledges the Staff’s comment and has revised the risk factor on page 29 of the Amendment.

Use of Proceeds, page 46

10.	Refer to the third paragraph. Please clarify the “growth strategies” to which you refer. In addition, disclose the approximate amount of funds to be used for such growth strategies. In this regard, we note from your disclosure on page 42 in the first full risk factor that only “[a] portion” of the net proceeds will be used for general corporate purposes. Refer to Item 504 of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 10 and 45 of the Amendment. As reflected on page 45 of the Amendment, the Company has not allocated specific amounts of the net proceeds for any specific corporate purpose. As of the date of this prospectus, the Company cannot specify with any certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. The amount and timing of expenditures used generally or for any particular use may vary based on a number of factors, including progress of the Company’s research and development plans, the timing of the Company’s expansion plans into new markets and channels, and the amount of cash used in or provided by the Company’s operations. The Company reserves the right to reallocate the proceeds of this offering in response to these and other contingencies. Accordingly, the Company’s management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of the Company’s management regarding the application of the proceeds of this offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Overview, page 56

11.	Please enhance the disclosure in this section to include a discussion of the material challenges on which you are most focused and the actions you are taking to address those challenges. Refer to Section III.A. of Release 33-8350.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosures on pages 56 and 57 of the Amendment to include a discussion of the material challenges relating to the key factors affecting the Company’s performance and the actions it is taking to address those challenges.

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400    WWW.COOLEY.COM

U.S. Securities and Exchange Commission
Attn:	Barbara C. Jacobs Gabriel Eckstein
June 20, 2014 Page Six

Key Metrics, page 58

12.	Please tell us what consideration you gave to disclosing the number of subscribers and renewal rates for both residential and commercial properties, given they may have different attributes. For example, you disclose on page 24 that renewal rates for residences are affected when residents move. Small business renewals, on the other hand, are affected by dissolution of the business.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the Company does not have exact data around the number of commercial properties utilizing the Company’s services, therefore, the Company is unable to determine the discrete renewal rates for residential versus commercial subscribers. Of the Company’s over 2.0 million subscribers, only about 14,000 (or less than one percent) subscribe to a commercial service plan, although the Company suspects that there are commercial users who have subscribed to a residential service plan because the pricing for residential service plans is less than commercial service plans. As the Company cannot determine exact, verifiable numbers of the Company’s commercial subscribers, the Company cannot calculate a renewal rate for commercial subscribers and, therefore, the Company cannot disclose such data separately. Furthermore, the Company’s internal focus and strategy is to develop and introduce new services and tools for both residential and commercial users across the Company’s subscriber base that will increase the renewal rates of both types of subscribers.

Subscription Revenue, page 60

13.	Please disclose why you expect that “the majority of [y]our new subscribers will be standard subscribers.” Likewise, disclose why you expect IP subscribers to increase.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 60 of the Amendment to clarify why the Company believes the stated trends will occur.

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400    WWW.COOLEY.COM

U.S. Securities and Exchange Commission
Attn:	Barbara C. Jacobs Gabriel Eckstein
June 20, 2014 Page Seven

Business

Overview, page 85

14.	The disclosure in this section appears to emphasize the use of your products in the home. For example, all but one of the bullet points on page 86 describe the use of your solutions in residences. In addition, the Consumer Perspectives and Juniper Research reports you cite on page 86 relate to home automation. Please provide more robust disclosure of the small business market and the way that your products are tailored to small businesses. Investors should be able to assess the importance of the small business market to your business.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 91 of the Amendment.

Growth Strategy, page 92

15.	Here or in another part of your “Business” section please describe the reason for the acquisition of EnergyHub and how such an acquisition relates to your growth strategy. Also describe any material continuing obligations.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 102 of the Amendment to include a description of the benefits of the Company’s EnergyHub acquisition. The Company advises the Staff that there are no material continuing obligations other than contingent earn-out consideration, which is disclosed in Note 6 in the Company’s Notes to Consolidated Financial Statements as reflected on pages F-18 and F-19 of the Amendment.

Service Provider Network, page 100

16.	Please revise the last sentence in this section. You mention twice that Vivint was responsible for greater than 10% of your revenue for 2011.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 105 of the Amendment.

17.	You disclose in the risk factor on page 21 that a service provider may offer its own home automation product, for which you will generate license revenue. Please tell us what consideration you gave to providing a description of this agreement, including an explanation of how you generate revenue under such an agreement.

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400    WWW.COOLEY.COM

U.S. Securities and Exchange Commission
Attn:	Barbara C. Jacobs Gabriel Eckstein
June 20, 2014 Page Eight

Response:

The Company acknowledges the Staff’s comment and advises the Staff that, when considering the level of disclosure regarding describing the agreement, the Company considered the level of materiality of the expected revenue stream from this agreement to the Company’s total revenue and concluded that the agreement was not material so as to require additional disclosure of the terms of the agreement. The Company has revised the disclosure on page 20 of the Amendment to clarify how it will generate revenue under the agreement.

Our Competition, page 101

18.	Refer to the last paragraph in this section. Please also disclose and explain the negative factors pertaining to your competitive position. Refer to Item 101(c)(1)(x) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 107 of the Amendment.

Our Intellectual Property, page 102

19.	You disclose elsewhere that you have “over 20 patents.” Please reconcile this disclosure to the information in the second paragraph in this section.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 107 of the Amendment.

Principal and Selling Stockholders, page 128

20.	In footnote (1) on page 129, please disclose the names of the “eight other individuals” that share voting and dispositive power over the shares in the table.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 134 of the Amendment.

21.	In footnotes (1), (2), (9), and (10) you disclaim beneficial ownership except to the extent of any pecuniary interest. Please remove this disclaimer or provide us an analysis supporting your belief that Exchange Act Rule 13d-4 disclaimers are proper outside of filings on Schedules 13D and 13G. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Rule 13d-4 permits any person to expressly declare in such person’s Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is a beneficial owner of the securities covered by such statement.

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400    WWW.COOLEY.COM

U.S. Securities and Exchange Commission
Attn:	Barbara C. Jacobs Gabriel Eckstein
June 20, 2014 Page Nine

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 134 and 135 of the Amendment.

Shares Eligible for Future Sale

Lock-Up Agreements, page 139

22.	Refer to the fourth paragraph on page 139. With a view to disclosure, please tell us the number of shares that are restricted as a result of the market stand-off provisions but are not covered by the investors’ rights agreement or options agreements. Also tell us what consideration you gave to filing the agreements covering these shares.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 144 of the Amendment. The Company advises the Staff that the agreements with lock-ups with the Company are filed as Exhibits 4.2 and 10.2 of the Amendment. The Company anticipates that the operative lock-up to which its securityholders will be subject will be the lock-up with the underwriters, as all securityholders are required to sign such agreement and, therefore, it does not believe that disclosure of the number of shares subject to the Company’s lock-up will be relevant to investors.

Underwriting, page 144

23.	You state in the third paragraph that underwriters can buy additional shares from the company and the selling stockholders. This is inconsistent with the disclosure in your prospectus cover page, which states that the underwriters can buy from Alarm.com. Please reconcile.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 149 of the Amendment.

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400    WWW.COOLEY.COM

U.S. Securities and Exchange Commission
Attn:	Barbara C. Jacobs Gabriel Eckstein
June 20, 2014 Page Ten

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page F-10

24.	We note that you sell hardware to distributors who resell the hardware to service providers. Please revise to disclose whether payments from distributors are contingent on the subsequent sale to service providers. In addition, revise to clarify return and any other provisions related to hardware sales to distributors, such as the return policy disclosed on page 76.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-12 of the Amendment.

25.	We note your disclosure page F-11 that the purchase of hardware occurs in a transaction that is separate and typically in advance of the purchase of your platform services. Please revise to disclose whether the payment from, or right to receive refunds by service providers, is contingent on the resale of hardware to end users. As the hardware enables access to your cloud-based platform, revise to describe the typical timing of the hardware and subscription sales transactions and describe your consideration of these arrangements as multiple element arrangements. Refer to ASC 605-25-25-3.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-12 of the Amendment to clarify the payment terms and refund provisions for service providers. The Company has revised the disclosure on page F-11 of the Amendment in response to the Staff’s comment on the timing of hardware and subscription sales and has advised the Staff below on the Company’s consideration of arrangements as multiple elements.

Regarding the timing of hardware and subscription sales transactions, the Company’s distributors purchase hardware on a stand-alone basis and do not contract with the Company for platform services. As a result, the Company’s transactions with distributors do not result in multiple element arrangements.

The Company’s service providers have the option to purchase hardware either from the Company or from other parties that are permitted to run the Company’s firmware on their devices. A majority of the Company’s service providers independently purchase security control panels from other third-party providers. In these circumstances, there are no

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400    WWW.COOLEY.COM

U.S. Securities and Exchange Commission
Attn:	Barbara C. Jacobs Gabriel Eckstein
June 20, 2014 Page Eleven

multiple element arrangements. In circumstances where a service provider does elect to purchase control panels from the Company, it is in accordance with the Company’s pricing agreements with the service provider. These agreements are negotiated in advance of purchases of hardware and platform services, and do not contain commitments or minimums for the purchase of either and, therefore, the pricing for each is separately negotiated and not discounted in consideration of the other. Service providers purchase hardware at prices established in those agreements through separate periodic ad-hoc orders according to their own determination of their inventory needs. Orders of hardware occur separate from and unrelated to installation for and activation of an end user. A subscription sales transaction occurs only upon activation of an end user subscription on the Company’s platform, which is unrelated to the timing of distributors’ and service providers’ orders of hardware inventory. When a service provider elects to order hardware from the Company, the Company does not know and cannot determine if, or when, the service provider will install the hardware or create a customer account that initiates platform services. A service provider could be ordering hardware to replace or add hardware to an existing subscriber’s account, to purchase inventory before a sale to a customer has occurred, or to activate a new customer account. The purchase of hardware on an ad-hoc basis and the activation of an end user subscription occur through unrelated orders and transactions. If and when a service provider purchases hardware, the service provider is not obligated to purchase a platform solution for the hardware sold, and the level and duration of platform solutions, if any, to be provided through the hardware cannot be determined. In these circumstances, the Company’s transactions with service providers do not result in multiple element arrangements.

26.	On page F-12 you disclose that the terms for hardware sales typically allow service providers to return hardware up to one year past the date of original sale. Please revise to clarify how date of original sale is determined for transactions in which the service provider purchased the hardware from a distributor.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 81 and F-12 of the Amendment.

27.	We note your disclosure on page 76 that activation fees are not offered on a stand-alone basis separate from subscriptions and are billed and received at the beginning of the subscription arrangement. Please revise to disclose whether or not activation fees are refundable. If activation fees are refundable, please tell us what consideration was given to the impact on determining the period over which you recognize the revenues.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-12 of the Amendment.

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400    WWW.COOLEY.COM

U.S. Securities and Exchange Commission
Attn:	Barbara C. Jacobs Gabriel Eckstein
June 20, 2014 Page Twelve

Note 5. Investments in Other Entities

Cost Method Investment in Connected Home Service Provider, page F-16

28.	Regarding your cost method investments in the service provider in Brazil and the platform partner, please revise to clarify that the fair value of the cost-method investment is not estimated if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. Refer to ASC 325-20-50-1.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-17 and F-18 of the Amendment.

Loans to and Investments in a Platform Partner, page F-17

29.	Please revise to describe the nature of the activities of the platform partner and any transactions, such as revenue-generating activities, you engaged in with this entity outside of your investments and loan. Revise to describe the reasons for the company entering into the investment and loan transactions with the platform partner.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-17 of the Amendment.

30.	Regarding the January 2013 investment in the convertible preferred shares you disclose that the $0.2 million freestanding option was recorded at fair value and that there has been no adjustment to fair value subsequent to the initial measurement. Please revise to clarify why this option is not measured at fair value on a recurring basis.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-18 of the Amendment.

Note 8. Other Assets

Loan to a Distribution Partner, page F-21

31.	We note your disclosure that the loan to your distribution partner is used to finance the creation of new customer accounts that use your products and services. Please revise to clarify whether the distribution partner is a service provider or a distributor that sells to service providers. Revise to quantify, if significant, the amount of revenues earned from transactions with this distribution partner and whether the terms of sales are consistent with terms typically offered to customers.

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400    WWW.COOLEY.COM

U.S. Securities and Exchange Commission
Attn:	Barbara C. Jacobs Gabriel Eckstein
June 20, 2014 Page Thirteen

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-22 of the Amendment. The amount of revenues earned from the Company’s distribution partner is not significant.

32.	Please revise to describe the credit quality information related to this loan. Refer to paragraphs 28 through 30 of ASC 310-10-50.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-22 of the Amendment.

Note 11. Fair Value Measurements, page F-23

33.	Regarding the convertible note receivable and automatic conversion features, please revise to describe the valuation techniques and inputs used to develop those measurements. Revise to also provide quantitative information about the significant unobservable inputs used in the fair value measurements and provide a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs if a change in those inputs to a different amount might result in a significantly higher or lower fair value measurement. Refer to ASC 820-10-50-2.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-25 of the Amendment.

Item 16. Exhibits and Financial Statement Schedules, page II-3

34.	You disclose on page 60 that you entered into a license agreement in November 2013 with one of your largest service providers. Please file a copy of this agreement or tell us why you believe that it is not required to be filed.

Response:

The Company acknowledges the Staff’s comment. The Company does not believe it is required to file this agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, as the Company has generated zero revenue through March 31, 2014 from this agreement and, therefore, does not believe that this agreement is material to the Company.

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400    WWW.COOLEY.COM

U.S. Securities and Exchange Commission
Attn:	Barbara C. Jacobs Gabriel Eckstein
June 20, 2014 Page Fourteen

35.	Your risk factor on page 19 states that you are dependent on your network operations centers. Please tell us what consideration you gave to filing any agreements with your operation centers in Phoenix, Arizona and Ashburn, Virginia.

Response:

The Company acknowledges the Staff’s comment and revised the disclosure on page 18 of the Amendment. While the relationship with these third party network operation centers is important to the Company, the Company respectfully submits that its business is not “substantially dependent” on these agreements within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company supplementally advises the Staff that the Company currently has contracts with two network operation centers to operate its services platform in Arizona and Virginia. These network operation centers are redundant and each is designed to run the Company’s entire platform independent of the other. If one center becomes unavailable, the Company could operate using the other center.

In addition, these contracts contain standard provisions that are typical of third party network operation center agreements. Pursuant to the terms of the current contracts, the Company or the third party providers can terminate these contracts at any time prior to the expiration of the term. The Company does not believe that the termination of any one agreement would result in a material disruption of its operations as there are other providers available to provide comparable offerings to those currently being provided to the Company. The Company believes that, if necessary, the role of either of these third party centers could be replaced on the same or similar terms, with limited difficulty or delay, through the engagement of one or more other third party centers.

In light of the foregoing, the Company does not believe that its business is “substantially dependent” upon any one agreement with its network operations centers. Accordingly, the Company does not believe that either of the agreements need to be filed as exhibits.

Supplemental Comments

36.	By telephonic discussion, the Staff has asked the Company to make certain revisions to the second graphic and add a reference date for the metrics.

Response:

The Company acknowledges the Staff’s comment and revised the second graphic in response to the Staff’s comment.

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400    WWW.COOLEY.COM

U.S. Securities and Exchange Commission
Attn:	Barbara C. Jacobs Gabriel Eckstein
June 20, 2014 Page Fifteen

37.	By telephonic discussion, the Staff has asked the Company to remove the cross reference to the Underwriting Section on page 10.

Response:

The Company acknowledges the Staff’s comment and revised the disclosure on page 10 of the Amendment.

38.	By telephonic discussion, the Staff has asked the Company to revise on page 45 the cautionary language regarding the market position, market opportunity and market size information included in the prospectus.

Response:

The Company acknowledges the Staff’s comment and revised the disclosure on page 44 of the Amendment.

******

Please fax any additional comment letters concerning the Amendment to (617) 937-2400 and direct any questions or comments concerning the Amendment or this response letter to the undersigned at (617) 937-2357.

Sincerely,

/s/ Nicole C. Brookshire

Nicole C. Brookshire

cc:	Stephen Trundle

Jennifer Moyer

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400    WWW.COOLEY.COM